Norske Skog

Skogn, 2004-03-15

United States Securities and Exchange Commission
Washington DC 20549

USA

04010814

RECEIVED
MAR 23 2004
SEC MAIL PROCESSING SECTION WASH, D.C. 158

SUPPL

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange on March 4 and 15, 2004.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

Oddrunn Ringstad

Oddrunn Ringstad

Enclosure: Messages sent to Oslo Stock Exchange March 4 and 15, 2004

dlw
3/25

Norske Skogindustrier ASA

7620 Skogn | N-7620 Skogn, Norway
Telefon: 74 08 70 00 | Telephone: +47 74 08 70 00

SHARES TO EMPLOYEES

Norske Skog has today sold 186,640 shares to employees in Europe and South America and abroad, at a price of NOK 104.

Norske Skog has now 546,112 shares in treasury.

Sale of shares to employees in Australia and New Zealand will be executed within the next 2 weeks.

Skogn, 4 March, 2004
Norske Skogindustrier ASA

Jarle Langfjæran

SHARES TO EMPLOYEES

Norske Skog has today sold 56,320 shares to employees, at a price of NOK 104.

Norske Skog has now 489,792 shares in treasury.

Skogn, 15 March, 2004
Norske Skogindustrier ASA

Jarle Langfjæran

MANDATORY NOTIFICATION OF TRADE

The following primary insiders have purchased shares in Norske Skogindustrier ASA in connection with the company's share offer to employees (new holding):

Hanne Aaberg, 300 shares (1,489)
Halvor Bjørken, 300 shares (3,090)
Jan H. Clasen, 200 shares (673)
Jarle Dragvik, 300 shares (2,398)
Rune Gjessing, 300 shares (731)
Jan Grini, 300 shares (753)
Lars Wilhelm Grøholt, 300 shares (1,780)
Tor A. Hemb, 300 shares (300)
Jan Kildal, 300 shares (13,866)
Ivar B. Korsbakken, 300 shares (1,402)
Sverre Landmark, 200 shares (683)
Vidar Lerstad, 300 shares (4,280)
Asbjørn Lundberg, 300 shares (947)
Ketil Lyng, 300 shares (3,486)
Gisele Marchand, 300 shares (300)
Rolf Negård, 200 shares (853)
Jan A. Oksum, 300 shares (7,127)
Robert Svarva, 60 shares (120)

The shares were purchased at a price of NOK 104 per share.

4 March, 2004
Norske Skogindustrier ASA

Jarle Langfjæran

MANDATORY NOTIFICATION OF TRADE

The following primary insiders have purchased shares in Norske Skogindustrier ASA in connection with the company's share offer to employees (new holding):

Robert Lord, 300 shares (1,110)
Øivind Lund, 300 shares (1,067)

The shares were purchased at a price of NOK 104 per share.

15 March, 2004
Norske Skogindustrier ASA

Jarle Langfjæran